                                                               EXHIBIT 11.1(b)

             EXHIBIT 11.1 (b) - COMPUTATION OF PER SHARE EARNINGS

              COMPLETE BUSINESS SOLUTIONS, INC. AND SUBSIDIARIES
                    PRO FORMA NET INCOME PER COMMON SHARE



                                                   YEAR ENDED DECEMBER 31,
                                              ------------------------------

                                                  1995             1996

Weighted average number of shares of
  common stock outstanding                    5,942,275        5,943,659

Common stock equivalents calculated
  using the weighted average stock price
  per share for the years presented               5,307          272,524

Stock options and convertible stock
  issued during the twelve months
  immediately preceding the offering date
  (using the treasury stock method and
  the estimated mid-point of the proposed
  initial public offering price per share)      671,293          671,293

Stock issued to satisfy S Corporation
  distribution based upon the estimated
  initial public offering price per share       691,244          691,244


Stock issued to repay indebtedness based
  upon the estimated initial public
  offering price per share                      485,100          475,499

                                             ---------------------------
     Pro forma weighted average shares
  outstanding                                 7,795,219        8,054,219
                                             ===========================

Pro forma net income (Note A)                $1,424,000       $2,796,000
                                             ===========================

Pro forma net income per common share        $     0.18       $     0.35
                                             ===========================


Note A: The pro forma net income shown above reflects: (i) amortization of goodwill over a period of 20 years as a result of the Company's purchase of the 28% minority interest in CBS Mauritius, including the elimination of the minority interest; (ii) the elimination of interest expense to give effect to the repayment of the Company's revolving credit facility and long-term debt; and (iii) provision for Federal and state income taxes at the effective income tax rate as if the Company had been taxed as a C corporation and no foreign tax holidays had been granted during the periods presented.